

November 15, 2011

Via E-mail
Mr. Guy A. Paglinco
Vice President and Chief Financial Officer
Kid Brands, Inc.
One Meadowlands Plaza
East Rutherford, New Jersey 07073

> **RE:** **Kid Brands, Inc.**
> **Form 10-K for the Year ended December 31, 2010**
> **Filed March 31, 2011**
> **Form 10-Q for the Period ended September 30, 2011**
> **Filed November 9, 2011**
> **Response dated October 28, 2011**
> **File No. 1-8681**

Dear Mr. Paglinco:

We have reviewed your response letter dated October 28, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year ended December 31, 2010

Note 18. Litigation, Commitments and Contingencies, page 79

1. We note your response to comment four in our letter dated October 6, 2011. The misstatements related to anti-dumping charges represented approximately 44% of pre-tax income (loss), 10% of after-tax income (loss), and 11% of basic earnings per share for the year ended December 31, 2009. In addition, it appears that the impact of recording the misstatements for the year ended December 31, 2009 and the year ended December 31, 2008 during the year ended December 31, 2010 represented approximately 20% of pre-tax income, 9% of after-tax income, and 10% of basic earnings per share for the year ended December

31, 2010. In this regard, please revise your financial statements to record the anti-dumping charges in the periods to which they relate. We remind you that when you file your amended Form 10-K for the year ended December 31, 2010 you should appropriately address the following:

- an explanatory paragraph in the reissued audit opinion included in the Form 10-K/A;
- full compliance with paragraphs ASC 250-10-45-22 through 24 and 250-10-50-7 through 10;
- fully update all affected portions of the document, including MD&A, selected financial data, and quarterly financial data;
- label the appropriate columns on your financial statements as restated;
- updated disclosures under Item 9A of your Form 10-K/A should include the following:
  o a discussion of the restatement and the facts and circumstances surrounding it;
  o how the restatement impacted the CEO and CFO's original conclusions regarding the effectiveness of their disclosure controls and procedures;
  o changes to internal controls over financial reporting; and
  o anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature.
  Refer to Items 307 and 308 of Regulation S-K; and
- include all updated certifications.

We also remind you of the filing requirements of Item 4.02 of Form 8-K.

Form 10-Q for the Period ended September 30, 2011

Notes to the Financial Statements

Note 10 – Litigation, Commitments and Contingencies, page 20

2. In regards to the anti-dumping duty matters related to your LaJobi subsidiary, your disclosures on page 21 indicate that you recorded an additional $382,000 for the quarter ended March 31, 2011, $55,000 for the quarter ended June 30, 2011, and $56,000 for the quarter ended September 30, 2011. Following the discovery of the matters with respect to your LaJobi subsidiary, you also performed a review of customs compliance practices at non-LaJobi operating subsidiaries. As a result of this review, you estimate that you will incur aggregate costs of approximately $2.4 million relating to customs duty for the years ended 2006 through 2010 and the nine months ended September 30, 2011. You determined that the impact on prior periods was immaterial to the previously reported financial statements and therefore the anticipated amounts were accrued in the period they were identified. In this regard, please address the following:

- Please tell us how you determined that the impact on prior periods was immaterial to previously reported financial statements. For each quarter in 2011 for which you recorded these charges, please tell us the prior period to which the charges relate;
- In your response to comment 4 of our letter dated October 6, 2011, one of the qualitative factors that you considered in your materiality analysis was that the misstatements arose from items capable of precise measurement. Please help us understand how you made

> this determination in light of the additional charges recorded during 2011 related to the LaJobi matters; and

- If you determined that there is at least a reasonable possibility that a loss in excess of the amounts accrued may have been incurred, please disclose this in future filings and also the amount of loss or range of possible loss or state that such a loss cannot be estimated. Refer to ASC 450-20-50. Please show us in your supplemental response what the revisions will look like.

Item 4. Controls and Procedures

Changes in Internal Control over Financial Reporting, page 44

3. There was no change in your internal control over financial reporting that occurred during the fiscal quarter ended June 30, 2011 that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please help us understand how you made this determination in light of the enhancements that were initiated to your processes and procedures in areas where import duty underpayments were found.

You may contact Jessica Kane, Staff Attorney, at (202) 551-3235 or Craig Slivka, Special Counsel, at (202) 551-3729 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or me at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief